

March 13, 2024

Bernadette Madarieta
Chief Financial Officer
Lamb Weston Holdings, Inc.
599 S. Rivershore Lane
Eagle, Idaho 83616

      Re: Lamb Weston Holdings, Inc.
           Form 10-K for the Year Ended May 28, 2023
           Form 10-Q for the Quarter Ended November 26, 2023
           Form 8-K furnished January 4, 2024
           File No 001-037830

Dear Bernadette Madarieta:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K furnished January 4, 2024

Exhibit 99.1 Earnings Release
Reconciliation of Non-GAAP Financial Measures, page 13

1.   We note from your disclosure on page 15 that you reconcile income from operations by segment to Adjusted EBITDA by segment. Please note that income from operations by segment does not appear to be a GAAP financial measure and therefore it would not be appropriate to disclose these amounts by segment or to use as a starting point for the reconciliation of Segment Adjusted EBITDA. Please revise future filings accordingly.

Form 10-Q for the Quarter Ended November 26, 2023

Note 12. Segments, page 15

2.   We note that in your disclosure of segment profitability you disclose Adjusted EBITDA by segment, and then reconcile that amount to income (loss) loss from operations

including equity method investment earnings, by segment. Please tell us which measure is the measure of profitability used by the CODM to measure performance and allocate resources to the segment. Please note that if the segment measure is Adjusted EBITDA, the total of the reportable segments' Adjusted EBITDA should be reconciled to consolidated income before taxes and each amount of segment Adjusted EBITDA should not be reconciled to another segment profitability measure. See guidance in ASC 280-10-50-27 through 28, and 280-10-50-30

3.   In light of the segment realignment and change to two operating and reportable segments from four operating and reportable segments, please tell us how you have considered disclosing revenue into more detailed categories for purposes of your disaggregated revenue disclosure under ASC 606-10-50-5.

<u>Form 10-K for the Year Ended May 28, 2023</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Gross Profit and Product Contribution Margin, page 35</u>

4.   We note your disclosure in the second paragraph that "excluding these items, gross profit increased $645.8 million, or 78%, to $1477.8 million." Please note that whenever you disclose an amount that is not calculated in accordance with GAAP, such as this $1477.8 million gross profit amount, which excludes adjustments for inventory step-up and unrealized losses on hedging contracts, the measures should be labeled as Non-GAAP. We also note that in the narrative discussion of the results of operations, you disclose amounts for an adjusted product contribution margin, SG&A expenses, interest expense, and effective tax rates, which should all be labeled as Non-GAAP amounts. Please revise accordingly. See guidance in Item 10(e)(1)(ii)(E) of Regulation S-K and Question 100.05 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

<u>General</u>

5.   We note that on March 1, 2023 you furnished a Form 8-K announcing the completion of the acquisition of LW EMEA. We also note that this 8-K indicates that financial statements of the acquired business are not required to be filed. Please explain to us how you determined that this acquisition was not significant under Rule 3-05 of Regulation S-X and therefore you did not need to file audited financial statements of the acquired entity.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Bernadette Madarieta
Lamb Weston Holdings, Inc.
March 13, 2024
Page 3

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing